UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Celldonate Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

15117C101
(CUSIP Number)

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 10, 2013
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[  ] Rule 13d-1(b)

[X] Rule 13d-1(c)

[  ] Rule 13d-1(d)

CUSIP No. 15117C101

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Commodore Commodity Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
New York

Number of Shares Beneficially Owned by Each Reporting Person With
	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,223,334

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,223,334

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,223,334

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.70% (Based on 22,910,000 shares of common stock outstanding as of October 8, 2013.)

12	TYPE OF REPORTING PERSON*
CO

(Page 2 of 6 Pages)

CUSIP No. 15117C101

1	NAME OF REPORTING PERSONS
S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Kenneth Orr

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ]
(b) [ ]

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

Number of Shares Beneficially Owned by Each Reporting Person With
	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
2,223,334

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
2,223,334

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,223,334

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
9.70% (Based on 22,910,000 shares of common stock outstanding as of October 8, 2013.)

12	TYPE OF REPORTING PERSON*
IN

(Page 3 of 6 Pages)

Item 1(a).   Name of Issuer:

Celldonate Inc.

Item 1(b).   Address of Issuer’s Principal Executive Offices:

8665 West Flamingo Road, Suite 131-200, Las Vegas, Nevada 89147.

Item 2(a).   Name of Person Filing.

This statement is being filed by Commodore Commodity Corp. and Kenneth Orr (the “Reporting Persons”).

Item 2(b).   Address of Principal Business Office or, if None, Residence.

1000 Woodbury Road – Suite 207, Woodbury, New York 11797.

Item 2(c).   Citizenship.

New York/United States

Item 2(d).   Title of Class of Securities.

Common Stock, par value $0.001 per share.

Item 2(e).   CUSIP Number.

15117C101

Item 3.   Type of Person

Not applicable.

Item 4.   Ownership.

(a) Amount beneficially owned: 2,223,334.

(b) Percent of class: 9.70% (Based on 22,910,000 shares of common stock outstanding as of October 8, 2013.)

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 0.

(ii) Shared power to vote or to direct the vote: 2,223,334.

(iii) Sole power to dispose or to direct the disposition of: 0.

(iv) Shared power to dispose or to direct the disposition of: 2,223,334.

(Page 4 of 6 Pages)

Item 5.   Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.   Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.   Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.   Identification and Classification of Members of the Group.

Not applicable.

Item 9.   Notice of Dissolution of Group.

Not applicable.

Item 10.   Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 5 of 6 Pages)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: October 28, 2013
/s/ Kenneth Orr
Kenneth Orr

Commodore Commodity Corp.

	By:	/s/ Kenneth Orr
Kenneth Orr

(Page 6 of 6 Pages)